EXHIBIT 99.1

VIZSLA SILVER INCREASES EXPLORATION, COMPLETES GEOPHYSICAL SURVEY HIGHLIGHTING NEW TARGETS PROXIMAL TO PANUCO PROJECT 1 & COMMENCES INITIAL FIELD WORK AT NEWLY ACQUIRED SANTA FÉ PROPERTY TO THE SOUTH OF PANUCO IN THE HUNT FOR PROJECT 2

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, July 29, 2025 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce preliminary results from its recently completed HLEM survey covering the Copala and Napoleon Vein corridors at its flagship Panuco silver-gold district (the "Property" or "Panuco") and outlines initial exploration plans to test the newly acquired producing Santa Fé property located south of Panuco in Western, Mexico.

"As our development team continues to de-risk and advance Project #1 in the west, our exploration team led by Dr. Jesus Velador, has been busy compiling and analysing new data to locate additional mineralized centers across not only the original contiguous Panuco District but within Vizsla Silver's newly acquired properties situated along the emerging Western Mexico Silver Belt," commented Michael Konnert - CEO. "Since our initial discovery at Napoleon we have completed over 390,000 metres of diamond drilling, made several new discoveries and outlined a robust, high-grade resource base which serves as the foundation for Panuco Project 1, located in the southwest corner of the district. We are now determined to identify the next epicenter of high-grade mineralization with the potential to host similar resources to that outlined in Project 1. To support this objective, we have completed a new geophysical survey focused on the Copala and Napoleon vein corridors, highlighting several new near-surface anomalies. This combined with results from ongoing mapping and sampling, observations of metal ratios, alteration, and other exploration methods has improved our geologic understanding of the structural controls to mineralization and has outlined several new high priority targets to both enhance Project #1 and hunt for Project #2."

Key Exploration Objectives for 2025

•	Complete +25,000 metres of exploration drilling (~8,000 metres completed).
•	Complete Airborne Electromagnetic (TEM) survey on +1,000 l-km at Panuco.
•	Advance mapping of the district to 70% coverage.
•	Generate near-mine drilling targets at Santa Fé through detailed mapping and data analysis.

Webcast

Vizsla Silver will be hosting a webcast at 10:00 am PT (2:00 pm ET) on Wednesday July 30, 2025, to present and discuss the geology of the Panuco district and outline its exploration plans and objectives for the remainder of the year. To register, please click here.

Enhancing Project #1:

Vizsla Silver exploration approach and programs completed to date have resulted in a significantly improved geologic understanding of the district and have successfully defined multiple layers of exploration upside radiating out from the current center of mass in the west. This center of mass, referred to as Project 1, hosts ~98% of the current mineral resources in the District and is the focus of the pending Feasibility Study (see Press Release related to mineral resources update from January 6, 2025, and PEA from July 24, 2024).

Project #1 upside potential supported by a recently completed ground HLEM survey consists of 1) expansions to open resources on known structures within the Copala and Napoleon corridors and 2) proximal targets located in Panuco West situated within potential hauling distance to the proposed PEA processing location.

Resource Extension Targets:

•	The Copala structure remains open down-dip in the south and along strike to the north. Additionally, the recent discovery of the historic Copala adit and near surface high-grade mineralization intercepted below it, there exists potential for additional high-grade shoots extending to surface along strike to the south.
•	Napoleon HW4 is a shallow dipping vein that splays off to the east from the main Napoleon Vein. Drilling to date, targeting Napoleon Main has reported multiple high-grade intercepts along HW4 that support potential future resource expansion down dip to the east.
•	La Luisa remains open at depth and along strike to the southeast and to the north in the 400-metre gap zone. Updated geologic modelling and observed metal ratios suggest two potential new feeder zones at depth that warrant future drill-testing.
•	Cruz Negra is a relatively narrow (1.20 mTW on average), gold-rich vein trending northwest that splays off from the Josephine Vein (situated to the west and parallel to Napoleon). Open-ended intercepts completed in 2022 suggest that mineralization continues to the northwest in the direction of the Alacran Vein in the northwest. This 500-metre gap between drilling completed at Cruz Negra in the southeast and Alacran in the northwest hosts potential for near surface resource expansion.

Figure 1: Copala mineral resources seen on longitudinal section and showing potential high grade mineralization extending close to surface (blue ellipses). (CNW Group/Vizsla Silver Corp.)

Proximal Targets:

•	Colorada-Napoleon intersection is a conceptual target located at the projected intersection of the Copala fault and the northern extent of Napoleon, where geologic conditions suggests good structural preparation within in favorable host rock. This is further supported by preliminary AI and Machine Learning analysis completed by VRIFY. Additionally, the recently completed, frequency-domain ground HLEM geophysical survey has revealed multiple conductor anomalies. Some of these anomalies that deviate from trends coincide with mapped vein traces or vein projections. Vizsla Silver's team is analyzing the geophysical data to plan additional exploratory drilling in this area.
•	4 de Mayo is a set of narrow subvertical veins trending northwest located 1.0 km to the west of La Luisa, where exploratory drilling has reported high-grade silver intercepts close to surface. The 4 de Mayo veins show strong pinch and swell characteristics but remain open to the south and at depth. Ground HLEM geophysics has identified a series of compelling anomalies along and south of the 4 de Mayo vein system, supporting the case for follow-up exploration drilling.
•	San Jack and San Peter are two parallel structures that show subtle quartz veining and strong hydrothermal alteration on surface. These structures are located 2.5 km west of Napoleon and 1.5 km west of La Luisa, in the southwest dipping, western block of the district. Extrapolation of our working exploration model applied at Napoleon and La Luisa suggests that the top of vein mineralization could occur below the rhyolite tuff - andesite contact, approximately 200 metres below surface. HLEM geophysics defined conductor anomalies over San Jack and San Peter, making these two vein targets appealing.
•	The Esmeralda-Tecolote target comprises two newly mapped epithermal veins. Sampling results and observed vein textures indicate a high-level position within the epithermal system, supporting future drill testing.

Figure 2: Plan map of the Panuco property highlighting resource extension (purple circle) and proximal exploration targets in the west (orange circle). The blue wavy lines in the west represent the recently completed ground HLEM survey lines. (CNW Group/Vizsla Silver Corp.)

The Hunt for Project #2:

Beyond expanding resources and testing targets which complement Project #1 in the west, Vizsla Silver is committed to finding additional mineralized centers in the central and east areas of the district. Supporting evidence for multiple mineralized centers includes intrusions of varying age and composition, the widespread presence of dikes and domes, extensive hydrothermal alteration across the district, >150 known vein prospects, and geochemical data indicating distinct ages of mineralization at Copala and Panuco compared to the alteration age at the La Guayanera dome above the Animas Vein. New age dating analysis determined 40Ar/39Ar age dates resolved mineralization at Copala and Napoleon at 25.81 ± 0.05 Ma and 25.72 ± 0.06 Ma (identical age within error for the two veins) and sericite alteration at the Guayanera dome along the Animas vein trend at 32.14 ± 0.17 Ma. The age gap of ~6 Ma between epithermal mineralization in the west and hydrothermal alteration (activity) farther east, supports the hypothesis that multiple hydrothermal centers operated in the district over time.

Since consolidation of the Panuco district, Vizsla Silver has continuously conducted detailed geologic mapping and rock chip sampling to identify additional mineralized centers. To date Vizsla Silver has mapped 68% of the district at a 1:1,000 scale and has collected over 5,000 rock chip samples. The mapping and sampling efforts, supported by a LiDAR survey conducted in 2023, have allowed the Company to define over 158 targets in the district, of which 43 have been drill tested. With the recent integration of Terraspec data, WorldView-III, and ASTER satellite imagery, the Company is enhancing its ability to prioritize and rank these exploration targets. An example of this is the most recent discovery of high-grade mineralization along the Animas vein system at the La Pipa target where hole AM-25-90 intercepted 653 g/t silver, 4.26 g/t gold, 0.02 % lead and 0.04 % zinc (897 g/t AgEq) over 5.80 metres true width (mTW) and 457 g/t silver, 2.00 g/t gold, 0.08 % lead and 0.18 % zinc (568 g/t AgEq) over 2.60 mTW (see News Release from March 31, 2025).

For the remainder of 2025, Vizsla Silver will continue its ongoing fully funded +25,000 metre exploration drill program designed to test vein extensions and geophysical anomalies at Colorada North, Napoleon - Copala fault intersection, Animas (La Pipa), and to explore for potential blind to surface veins along three E-W oriented drill-hole Fences in Panuco West.

Other district wide exploration initiatives planned for Q4 2025 include a time domain Electro Magnetic (TEM) survey, airborne geophysical survey on over 1,000-line km with flight lines oriented NE-SW at 100 m line-spacing and NW-SE oriented tie-lines at 500 m spacing. Data from these surveys will be combined with existing geological, geochemical, alteration, and WorldView-III multispectral datasets to refine exploration targeting and guide the search for new zones of mineralization.

District Targets:

Notable targets to be tested in the central, and east area of the district with potential to host similar mineral resources to that outlined in Project #1 in the west include:

•	La Pipa is a high-grade shoot discovered this year along the proliferous 7-km long Animas vein system. The company plans to drill +8,000 metres on Animas to follow up on the recent discovery and to explore for additional high-grade shoots in the area.
•	Camelia-San Dimas area consists of two almost vertical subparallel veins in the Camelia trend and the high-grade, flat lying and east dipping San Dimas Vein.
•	San Fernando-Nacaral are two parallel veins with significant silver anomalies on surface. More importantly, geologic mapping suggests that exposed outcrops of the veins occur proximal to the paleosurface, thus providing great potential at depth.
•	El Roble, Oregano and La Wicha are NW trending veins located on the eastern side of the Project. Previous mapping and rock geochemistry on these veins suggest high elevation in the vein system and therefore warrant additional exploration drilling.
•	Jesusita-Palos Verdes is a northeast trending vein target in the east area of the district. Positive drill results and alteration-based interpretations done by Prismo Metals, combined with significant silver anomalies on surface and extensive vein outcrops warrant additional drilling at depth.

Figure 3: Plan map of the Panuco property highlighting high priority district-wide targets in the central-northeast areas (blue circles). Blue wavy lines in the west represent the ground HLEM survey lines in the west area. Main veins with mineral resources in the west are also shown. (CNW Group/Vizsla Silver Corp.)

Greenfields exploration:

The recent acquisitions of the La Garra, San Enrique and Santa Fé properties has increased Vizsla Silver's land package to over 47,000 Ha (~650% increase) in the highly prospective Panuco-San Dimas corridor situated on the emerging Western Mexico Silver belt. This adds yet another layer of blue-sky exploration potential beyond that of the initial contiguous Panuco District. The Company has started building a GIS database of the region and plans to apply the same exploration approach that has been successful at the initial Panuco property to these three prospects in the future. The Company is undertaking mapping and interpretations and will target initial drilling at Santa Fé in the coming quarters.

Figure 4: Regional geology (source Servicio Geologico Mexicano) showing the Panuco - San Dimas corridor with La Garra, Panuco, San Enrique and Santa Fe projects. (CNW Group/Vizsla Silver Corp.)

Santa Fé

The Santa Fé Project is situated along the highly prospective Panuco - San Dimas corridor and includes both production and exploration concessions covering 12,229 Ha. Santa Fé is located to the south of the Company's flagship Panuco project and benefits from permitted on-site production infrastructure including an operating 350 tonne per day ("tpd") mill.

Mining at Santa Fé likely dates back to the Spanish era, based on an old smelter-furnace and shaft discovered by Eduardo de La Peña (current operator) when he started mining waste dumps back in 2008; approximately 20,000 tonnes of dump-material containing ~2.0 g/t gold and ~200 g/t silver were trucked to the El Coco mill at Panuco for processing (Pers. Comm. Eduardo de la Peña).

Between 2008 and 2014, Mr. de La Peña staked additional claims around the original Santa Fé mine and in 2014 drilled the first 1,000 meters on the property, discovering the "Mother" or "Santa Fé" vein. In 2014, Oro de Altar (ODA, a subsidiary of Aurico Gold) optioned the property and conducted a high-resolution airborne magnetic and radiometric survey, mapped the mine area and drilled 11,957 meters in 45 diamond drill holes. Aurico´s drilling delineated a high-grade shoot along the main "Mother" vein, which motivated Mr. de la Peña to construct additional mine infrastructure including a 6 km long power line in 2016, and later in 2018, a processing plant and underground mine. In 2020, Minera Cuzcatlan (subsidiary of Fortuna Silver Mines Inc.) optioned the property, drilled 7,547 metres in 17 holes, completed an Induced Polarization geophysical survey over approximately 756 Ha, and completed a LiDAR survey over 21,000 Ha. Between 2020 and 2024 the Santa Fé plant processed 370,366 tonnes of ore with average head grades of 203 g/t silver and 2.17 g/t gold (Internal exploration and production reports provided by Mr. Eduardo de la Peña).

Vizsla Silver has commenced detailed mapping and analysis of drilling and geophysical data with the objective of generating near-mine drill targets by the end of the third quarter of 2025. Subject to the results of this exploration work, the Company plans to initiate drilling before year-end. The Santa Fé, or Mother Vein, is a NW-striking structure exhibiting classic low sulfidation epithermal characteristics. It has been drill tested along approximately 1,050 meters of strike length. There are six near mine vein targets known to date within an 800 Ha area of the mine: Santa Fé HW (hanging wall), San Jose, San Jose North, Rosarito, Tahonitas and Natalia. Select exploration holes previously drilled by Aurico and Fortuna returned anomalous to significant silver and gold values on these vein targets. Vizsla Silver's technical team is currently reviewing the data to support the development of a near-mine drill program.

Figure 5: Plan map of the Santa Fe and San Enrique showing airborne magnetic map (Analytical signal) overlain on the LiDAR elevation model. Notice the strong magnetic lineaments within Santa Fe project area. The location of the Copala fault and Cordon del Oro - Animas structural lineaments (extending from the north in Panuco) are shown as blue dash lines in San Enrique (no magnetic data). (CNW Group/Vizsla Silver Corp.)

San Enrique

The San Enrique prospect area comprises two titled mining claims covering 10,667 Ha between Panuco and Santa Fé projects in the emerging silver-gold-rich Panuco - San Dimas corridor. LiDAR and airborne magnetic surveys in the area show strong NW-trending lineaments, indicative of regional faults and fractures. Two of these lineaments are aligned and seem to be the SE extensions of the Copala fault and the Cordon del Oro - Animas vein structures in Panuco (see Figure 5). Several factors highlight the strong prospectivity of the San Enrique area. These include its strategic location within the Panuco to San Dimas corridor, proximity to high grade deposits immediately to the north with a measured and indicated mineral resource of 222.4 million ounces silver equivalent and an inferred resource of 138.7 million ounces silver equivalent (refer to Vizsla Silver's press release dated January 6, 2025), structural extensions of the Copala fault and the Cordon to Animas lineament, the presence of multiple domes, and the Santa Fé mine along with six additional vein prospects located directly to the south along a separate northwest trending regional fault.

The recently acquired multispectral WorldView-III satellite image covers the whole Panuco and San Enrique claims, which in combination with the existing LiDAR survey, will assist during Vizsla Silver's target generation process. Furthermore, the Company intends to conduct regional recognizance-mapping and a stream-sediment geochemistry at San Enrique and Santa Fé in the near future.

La Garra

The La Garra-Metates District, comprised of 16 claims covering 16,962 Ha, is located approximately 32 km N-NW of the Panuco Project and 32 km south-southwest of First Majestic's flagship San Dimas mine. The district contains N-NNW-trending silver-gold-rich epithermal veins in a geological setting - akin to the Panuco Project and San Dimas. To date, two principal vein systems have been identified: the NS trending La Garra vein, with approximately 2.6 kilometers of known strike length, and the northwest trending Cerro Verde to Las Playas vein system, with approximately 1.8 kilometers of known strike length.

In December 2023, Vizsla Silver completed a five-day site visit, collecting 37 samples from vein outcrops and underground pillars within the La Garra and Cerro Verde to Las Playas vein systems. Fourteen rock chip samples taken across veins (ranging from 0.30 to 2.50 metres in width) returned silver equivalent grades greater than 200 g/t, including 2.22 to 12.30 g/t gold and 22 to 1,156 g/t silver. Given the area's favorable location within the emerging Panuco to San Dimas silver and gold-rich corridor, along with its geological setting, vein orientation, and observed high grades, Vizsla Silver's technical team believes the La Garra-Metates District holds strong potential for the discovery of high grade mineralization along strike and at depth.

Equity Compensation Grant

In accordance with the existing approved equity compensation plan, the company has granted 42,500 stock options ("Options") at an exercise price of $4.33 and 132,000 restricted share units (each, an "RSU") employees and consultants (the "Optionees") of the Company. The Options are exercisable for a period of five years and will vest over the next two years and the RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date.

The Options and RSUs are subject to the approval and policies of the Toronto Stock Exchange and the NYSE American.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The original contiguous 7,189.5 Ha past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 6, 2025, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ combined measured and indicated mineral resource of 222.4 Moz AgEq and an in-situ inferred resource of 138.7 Moz AgEq (please refer to Vizsla's press release dated January 6, 2025).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Preliminary Economic Study for Panuco in July 2024 which highlights 15.2 Moz AgEq of annual production over an initial 10.6-year mine life, an after-tax NPV5% of US$1.1B, 86% IRR and a 9-month payback at US$26/oz Ag and US$1,975/oz Au. Vizsla Silver aims to become the world's leading silver company by implementing a dual track development approach at Panuco, advancing mine development, while continuing district scale exploration through low-cost means.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis.  The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP, Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States Federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of Feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the Company's exploration and development plans, including key exploration objectives for 2025.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:00e 29-JUL-25